

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 10, 2017

<u>Via E-mail</u>
Anish Bhatnagar, M.D.
Chief Executive Officer
Capnia, Inc.
1235 Radio Road, Suite 110
Redwood City, California 94065

Re: Capnia, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 5, 2017
File No. 001-36593

Dear Dr. Bhatnagar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Elton Satusky
     Wilson Sonsini Goodrich & Rosati